UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Zonzia Media, Inc.
Full Name of Registrant

Former Name if Applicable

74 N. Pecos Road, Suite D
Address of Principal Executive Office (Street and Number)

Henderson, NV 89074
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to complete the financial statements and the required audit for the year ended December 31, 2014 and cannot, without unreasonable effort and expense, file its Form 10-K on or before the prescribed filing date. See additional discussion in Part IV below.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stanley L. Teeple	702	463-8528
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes      ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2014 the Company completed the reverse acquisition of HDIMAX, Inc., a private operating company with an inception date in May 2014. As a result, and in accordance with accounting principles generally accepted in the United States (“US GAAP”) and the rules and regulations as promulgated by the Securities and Exchange Commission (“SEC”), the financial statements will be consolidated as of December 31, 2014 and reflective of the continuation of HDIMAX, Inc. (accounting acquirer and legal acquiree). Since the inception date of HDIMAX, Inc. is contained in the year ended December 31, 2014 no comparative financial information will be presented in the Form 10-K for the period ended December 31, 2013.

The following provides a description of the material items subject to change from the prior fiscal year:

•	The Company completed a merger with HDIMAX, Inc., a private operating company, on November 21, 2014 and changed its name to HDIMAX Media, Inc. In order to complete the merger, the Company issued 712,121,205 shares of common stock.

On January 22, 2015, the Company entered into a Settlement Agreement with the former owner of HDIMAX, Inc. effectively and substantively cancelling the merger. As part of the Settlement Agreement, the 712,121,205 shares of common stock issued to effectuate the merger were cancelled. The Settlement Agreement is filed as an Exhibit to our Current Report on Form 8-K filed on January 29, 2015.

As a result of the merger and corresponding settlement, we assumed and incurred significant liabilities as of December 31, 2014 including the following:

o	Total accounts payable exceeding $840,000 primarily due to service providers for professional services associated with the HDIMAX merger and settlement.
o	Gross accrued compensation of approximately $500,000 related to employment agreements that were cancelled and forgiven in January. The majority of the accrued compensation is stock-based and the shares are not subject to issuance due to the terms of the Settlement Agreement
o	Accounts payable due to related parties of approximately $340,000. The obligation is primarily the result of payments made on behalf of the Company for professional fees.
o	Contingent obligations approximating $560,000 for services received by HDIMAX, Inc. prior to our merger and not specifically assumed as part of our Settlement Agreement.

•	As of December 31, 2014 the Company had less than $1,000 of total assets.

•	For the period ended December 31, 2014 the Company did not generate material revenues.

The Company is actively pursuing its options to meet the extended filing deadline of April 15, 2015, but as of the date of this filing it cannot provide any assurance this filing date will be met.

Zonzia Media, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By /s/ Myles A. Pressey III
Myles A. Pressey III, Interim Chief Executive Officer